Exhibit 17.1

J. MORGAN RUTMAN

P.O. BOX 525, RYE, NH 03870

February 2, 2022

BY FIRST-CLASS MAIL AND EMAIL

Ms. Marcy Engel, Chairperson of the Board

Mr. Bharath Srikrishnan, Director

Mr. Charmel Maynard, Director

Mr. David Bonanno, Director

Mr. Wayne Cohen, Director

Mr. James Levin, CEO

Mr. David Levine, Chief Legal Officer & Corporate Secretary

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

Re:	Resignation from Board of Directors

Dear Chairperson Engel and the Board of Directors:

I write to tender my resignation as a member of the Board of Directors of Sculptor Capital Management (“Sculptor”). Throughout my tenure as a director, I have taken seriously my obligation to act in the best interests of all of its shareholders—including its largest shareholder, who nominated me to the Board—as well as Sculptor’s numerous institutional and retail investors. I now believe that governance failures by the Board of Directors will impair my ability to continue to carry out my fiduciary duties to all of those shareholders. I am thus left with no choice but to resign.

The Board’s governance failures are exemplified by its recent decision to award annual compensation to Sculptor’s CEO, James Levin, well in excess of any appropriate comparator and which the Compensation Committee’s own hand-picked consultant, Semler Brossy, warned would:

•	“almost certainly exceed $100 million [for FY 2021] and may very well approach $200 million”;

•	“rank [Mr. Levin] among the highest paid CEOs in recent years”;

•	even under a conservative “base” case would compensate Mr. Levin at a level that is “exceedingly rare”;

•

provide Mr. Levin with an equity interest in Sculptor that would exceed that of the founders of Apollo (Black and Rowan combined), Blackstone (Schwarzman), and KKR (nearly double that of either Kravis or Roberts) in their respective funds;

•	result in dilution to shareholders at a level that is “exceedingly rare among publicly-traded companies” and “would exceed competitive levels for public, alternative asset management comparables.”

In spite of these numerous warning flags, the Compensation Committee recommended, and the Board approved, this staggering award without, in my view, (i) meaningful effort to benchmark against true peers, let alone or to compare Mr. Levin’s performance to those of any other asset managers, (ii) devoting sufficient consideration to whether the performance metrics would reward mediocrity, or (iii) conducting a meaningful analysis of whether an award of this magnitude was actually needed to retain Mr. Levin’s services. For these reasons, among others, I voted against the award because I did not believe it was in the best interests of Sculptor’s shareholders. I must resign now because of the persistent failures of the Board to grapple with the issues that led to that result and which make my continued service untenable.1

As you know, I was elected to Sculptor’s Board of Directors in 2019, pursuant to an agreement permitting the founder of Sculptor, Daniel Och, to nominate a Board member. That agreement provided that I would be entitled to serve on the Compensation Committee until the earlier of April 1, 2022 or the repayment of the New Preferred Securities, which occurred in November 2021. When that contractual right expired, I requested to continue to serve on that Committee, as had all other independent directors in recent years. My request was summarily denied.2 I have learned that numerous meetings of the Compensation Committee or members thereof occurred this past Fall 2021 for the purpose of negotiating a new compensation package for Mr. Levin, without even providing all members of the Board with notice of the Committee meetings, let alone any updates on the substance of, or opportunity to comment on, the contract until shortly before it was presented for approval.

My exclusion from the committees of the Board has been particularly troubling given that the Board has increasingly operated almost entirely through the work of the committees, including with respect to the development of Mr. Levin’s most recent pay package. When I asked for an explanation as to why I was excluded, I was first told that it was because I was nominated by Sculptor’s largest shareholder. That explanation turns corporate governance principles on their head. It is the duty of every director to take actions in the best interests of all shareholders, including, of course, its largest shareholder, whose interests in avoiding corporate waste and incentivizing executive performance are directly aligned with those of all shareholders.

[1]

Semler Brossy provided a conditional reasonableness opinion on the award. But given the multiple issues raised by Semler Brossy, the duty to assess whether the award serves the interest of shareholders cannot be outsourced.

[2]	I similarly requested to serve on the Nominating Committee. That request was denied too.

“Directors’ fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups.” Gilbert v. El Paso Corp., 1988 WL 124325, at *9 (Del. Ch. Nov. 21, 1988). It is thus entirely improper for the board to favor or disfavor one group or subgroup of shareholders over another. Klaassen v. Allegro Dev. Corp., 2013 WL 5967028, at *11 (Del. Ch. Nov. 7, 2013) (stating “corporate directors do not owe fiduciary duties to individual stockholders” but rather “to the entity and to the stockholders as a whole”). The fact that I was appointed by Sculptor’s largest shareholder cannot possibly justify excluding me from assisting the Board in representing the interests of the shareholders.3

I cannot help but believe that my exclusion was also driven by another factor — that I was the principal remaining voice urging the Board to exercise caution in its approach to compensating Mr. Levin. I raised these concerns as early as February 2020, when the Board was faced with demands to materially increase Mr. Levin’s cash compensation and to commit to elevate him to the CEO position without considering other candidates.

In raising these concerns, I explained to the Board three interrelated phenomena that were then evident and that ultimately played a significant role in the Board’s insupportable compensation award to Mr. Levin:

First, I noted that the Board had fallen into the trap of viewing Mr. Levin as irreplaceable without evaluating internal or external alternatives or working to remedy this alleged dependency through reasoned succession planning, as our fiduciary duties required. Instead, the Board deepened that dependency by assuring Mr. Levin that it would not even consider other options for CEO. In effect, the Board has now realized the impact of its own failure to address succession issues resulting in ever-escalating pay packages, on what has proven to be a regular basis.

Second, I noted that Mr. Levin had renegotiated his compensation arrangements multiple times over the past several years, well before each deal had expired. He renegotiated the ten-year deal agreed to in January 20144 only three years later in 2017.5 He renegotiated that 2017 deal, despite its ten-year term, into a richer deal just one year later in 2018. And that deal did not last any longer because Mr. Levin again renegotiated for even greater compensation the next year, in conjunction with the 2019 recapitalization, which resulted in a three-year deal that paid him approximately $60 million in its first year alone. I cautioned then that Mr. Levin would surely renegotiate again for even more money if the Board elevated him to CEO.6

[3]

I was subsequently told that there were regulatory concerns about Mr. Och’s continued influence on Sculptor. No one suggested that a regulator had taken the position that it was fine for Mr. Och to remain a large minority shareholder with a board representative, but that my committee service was problematic. In fact, that made no sense.

[4]

Mr. Levin’s compensation had been a focus of criticism by outside observers as early as 2014 when ISS Proxy Advisory Services determined that “the extraordinary size of the promotion/retention equity grants to the company’s NEO Levin raises serious concerns for shareholders given that such awards are discretionary and carry no performance conditions.” 2014 ISS Proxy Research Report at 10-11.

[5]

In 2017, the ISS again cautioned that “[t]he company continues to provide its NEOs excessive discretionary bonuses and distribution of non-equity interests to adjust for allocations of taxable income. This raises serious concerns for shareholders given that such awards carry no performance conditions. These awards have resulted in outsized NEO compensation levels that were not substantiated by company performance.” 2017 ISS Proxy Research Report at 14.

[6]

In 2020, ISS noted that, [f]ollowing the recapitalization in 2019, Levin received an additional sizable equity awards that lack performance-vesting criteria.” It repeated its concerns with Levin’s compensation structure: “while a portion of Levin’s bonus is driven by fund performance, the proxy statement does not provide sufficient information to allow shareholders to assess the linkage between company performance and the ultimate payout, which in this case exceeded $17 million for the fund performance component of Levin’s bonus alone.” 2020 ISS Proxy Research Report at 13.

Third, I warned the Board that if it was to elevate Mr. Levin, it both needed to address the lack of succession planning and key-man dependency that got us into this situation and to require Mr. Levin to enter into a binding employment agreement with reasonable contractual terms prior to him assuming the CEO role, so as to protect Sculptor’s shareholders from Mr. Levin re-trading once again. Needless to say, that did not occur.

Instead, the Board voted on February 23, 2020, in a vote of 5-2, to name Mr. Levin as the CEO apparent, replacing the then-current CEO Robert Shafir by June 2021 — despite the fact that it had neither reached an agreement with Mr. Levin concerning his compensation and services as CEO nor actually determined what would be the appropriate level of compensation. Moreover, the Board not only failed to consider alternative candidates at that time, but it compounded its self-created key-man problem by agreeing to make Mr. Levin both CEO and sole CIO. As a result, the Board locked itself into a position where it had essentially handed Mr. Levin all of the perceived leverage in the negotiations.

In the months that followed, I continued to urge the Board to address Mr. Levin’s compensation and commitments to the Company before he became CEO. On June 9, 2020, the Board formally approved an amendment to Mr. Levin’s CIO employment agreement, increasing his annual bonus and giving him a seat on the Board, but failing to address any items relating to his service as CEO, including the term, overall compensation structure, and restrictions on renegotiating the deal within a specified time period. I raised each of these issues with the Board numerous times and recommended that we meet with a compensation consultant to fully consider these issues, but my concerns were ignored. I also asked the Board to reconsider whether we ought to be increasing Mr. Levin’s compensation in the midst of a pandemic, both in light of the firm’s performance in the second quarter of 2020 and given the significant pay cuts taken by other public company senior executives during that time. That concern was also ignored. Nonetheless, I continued to inquire regularly as to the status of a CEO contract with Mr. Levin and was periodically told it was a priority. Despite these assurances, the Compensation Committee failed to prioritize this contract; an agreement with Mr. Levin regarding his compensation as CEO was only signed in December 2021, eighteen months after the Board agreed to name Mr. Levin as CEO and almost a year after Mr. Levin began serving in that role.

The process that had accompanied Mr. Levin’s prior employment agreements proved to be only an overture to the failure of governance that led to the amended employment agreement with Mr. Levin in late 2021. Although the Compensation Committee had been discussing the agreement since October, I was not included in any discussions or made aware of its terms until December 6, 2021 — eleven days before the Board vote. I was told that the Compensation Committee believed that Mr. Levin deserved meaningful increases in compensation and that the Company would face existential risks if it did not retain Mr. Levin in his CEO and CIO roles — a situation that, if true, should have merited significant consideration and discussion by the entire Board (rather than just a small sub-committee). Further, when the Board did move to vote to approve the package, it permitted Mr. Levin’s direct report, Wayne Cohen, to vote on Mr. Levin’s compensation package. I strongly objected to Mr. Cohen’s participation in this vote due to this conflict; notably, without Mr. Cohen’s vote, the package could not have been approved since five votes were required to approve the agreement under the Company’s governance documents. My objections were overruled.

The product of this process is that neither the Compensation Committee nor the Board appears to have meaningfully engaged with the question of how Mr. Levin’s compensation package serves the interests of shareholders, in the following respects:

First, the Compensation Committee recommended, and the Board approved, Mr. Levin’s compensation package despite Semler Brossy’s warning that even under a conservative “base” scenario, Mr. Levin would receive an “amortized total compensation level of $94.3 million per year, [which] is exceedingly rare across general industry” and could only be deemed reasonable in the asset management industry if compared to the annual gains of the world’s highest paid private alternative asset managers (much of which are likely to reflect the gains in their own investments in the funds, rather than Board-awarded compensation).7

Notably, the conservative estimate of $94.3 million per year was based on the “base” case, rather than an “upside” scenario, which Semler Brossy recognized could raise his compensation to over $200 million. Semler Brossy did compile a list of public company CEOs who received annual earnings of above $100 million, but to do so they had to look to some of the largest companies in the world by market capitalization, including Tesla, Google (Alphabet), Oracle, and others such as Opendoor, DoorDash, Paycom and Palantir, even though much of the earnings of those executives (often founders) came from their substantial stock holdings, including large one-time profits as the result of IPOs.

No effort appears to have been made by the Board: to (i) address why it should be compensating its CEO at a level on par with companies with market capitalizations eight to eighty+ times that of Sculptor; at a level on par with share price accretion driven by IPO performance; (ii) consider whether the form of compensation was at all comparable to market peers; or (iii) address Sculptor’s relative performance to those supposed peer firms. Indeed, based on the Semler Brossy report and the materials shared with directors, it appears there was no systematic or reasoned effort to compare Mr. Levin’s performance to those of the supposed comparators. In fact, absent from the Semler Brossy report and other Board materials prepared for the December board meeting was any comparison of Sculptor and Mr. Levin’s performance against the comparator group that Sculptor identified for its shareholders in the 2021 proxy.

The deck distributed shortly in advance of the Board meeting reflects that the principal “competitive” justification for the pay package was the representation that it would “ensure competitive compensation within the private market hedge fund industry” because the “[t]op 25 hedge fund managers [have been] paid on average $200m to $2.7bn since 2009,” and the CIO of Blackrock’s hedge fund reportedly “earned a nine-figure sum,” in the prior year. I did not observe, and I have seen no evidence, that the Board gave meaningful consideration to why Sculptor should be paying its CEO like that of a top-25, privately-held, hedge fund, or in the same manner that BlackRock (a company with trillions of assets under management) chose to compensate the CIO of one of its funds in a given year—particularly a year in which I understand the BlackRock fund he managed was reported to have returns in excess of 37% (50% gross), generating $480 million in fees for BlackRock. Mr. Levin’s contract entitles him a similarly rich “nine-figure” payout simply by achieving returns in excess of 10%. The compensation paid to the BlackRock manager is simply not a “competitive” justification for the contract awarded to Mr. Levin.

Second, notwithstanding that this was an explicit condition of Semler Brossy’s opinion, the Board appears to have failed to consider the lack of rigor in the “performance” targets set under the compensation award. One year after renegotiating his 2019 agreement in connection with the recapitalization, it was intimated that Mr. Levin may resign. As a result, the Board—in a 5 to 2 vote—elected to increase his Participation Ratio to 1.75% of Sculptor’s hedge

[7]

Semler Brossy stated that: “while market precedent exists for public-company executives to receive compensation at the proposed aggregate, amortized total compensation level of $94.3 million per year, it is exceedingly rare across general industry. Nevertheless, the proposed compensation appears reasonable relative to the following external reference points in the alternative asset management sector:

Institutional Investor Magazine’s 2020 Top 25 Hedge Fund Pay List. Earnings for the industry’s top 25 fund managers in each year since 2009 ranged from $51 million to $4.9 billion per year and reflects “top of market” pay for the industry’s largest and best-performing funds. Earnings … include the individual’s share of the firm’s fees as well as any gains on personal capital in the individual’s funds.

Public, Alternative Asset Management Comparables. Among the publicly-traded, alternative asset management comparables, disclosed NEO pay for the 2018-2020 period varies considerably in both form and amount. As shown in the table below, there is significant upside opportunity (in excess of $100 million) when carried interest incentives are realized. Note that these comparables vary considerably in size and several are significantly larger than the Company in terms of AUM and market capitalization.” (emphasis added).

Given the “exceedingly rare” award under review, I saw no evidence that the Committee or the Board considered whether these were appropriate comparators, particularly given the differences in size and in the source of the earnings. Nor did Semler Brossy or the Board even attempt to argue that Mr. Levin’s performance would have placed him in the top 25 hedge fund managers.

fund assets (from a range of .88% to 1.2% — i.e., a 60% increase from the midpoint of the range). In connection with his 2021 agreement, the Board increased Mr. Levin’s Participation Ratio to 2.75%, along with a multiplier based on the average net performance. But those “performance” targets, which received insufficient scrutiny from Semler Brossy, are in my view extraordinarily lax. For example, at a net hedge fund return of 6% Mr. Levin’s Participation Ratio would be almost 4% (i.e., more than double the 1.75% provided in the 2019 agreement).

It appears that the Compensation Committee failed adequately to evaluate the effects of hitting targets, the likelihood that Sculptor would do so, the knock-on effects of the proposed award with respect to other executives,8 and how the resulting total cash allocation adversely impacts shareholder returns.9 Relatedly, the Board had little to no discussion regarding why previously excluded products should now be part of Mr. Levin’s compensation arrangement. The agreement awards Mr. Levin carried interest on assets that had been excluded from his carry pool in all prior deals; as a result, Semler Brossy anticipates that Mr. Levin’s carried interest distributions will approach $25 million annually beginning 2025. No examination was given as to whether this increase in cash compensation undermines the goal of the 2019 recapitalization of the Company, which provided a heavily equity-based compensation structure in order to align Mr. Levin with shareholders.

Third, the Board approved an award of equity to Mr. Levin that would bring his pro-forma share/unit holdings to approximately 12.5 million shares/units, representing approximately 20.7 % of all outstanding shares. This follows the Board’s action in 2019 as part of the recapitalization to give Mr. Levin over 3.3 million additional Class E units, which resulted in his having a total of approximately 5.7 million units. The Company more than doubled his equity ownership in 2019 to assure that Mr. Levin’s interests were aligned generally with the shareholders. As Semler Brossy noted, the equity interest in Sculptor that the Board has now granted Mr. Levin exceeds that of even the founders of asset management firms that are “significantly larger than Sculptor” - - Apollo, Ares, Blackstone, and KKR. Of course, Mr. Levin is not a founder of Sculptor and his significant equity stake is the result of compensation awards, not his creation of the firm.10

It also appears that the Committee failed to consider how the rapid rate of Mr. Levin’s equity awards — effectively doubling his equity stake twice in two years — compares to industry norms. The failure to conduct this inquiry is particularly troubling given the dilutive effect of these awards on shareholders. Semler Brossy cautioned “[t]he pro-forma amortized annual dilution of 3.1-3.6% would exceed competitive levels for the public, alternative asset management comparables,” and “the ‘headline’ dilutive impact of the Proposals of approximately 14.9% of shares outstanding (on a net-basis) is exceedingly rare among publicly-traded companies.”11

Rather than endorse such an award, or attempt even to argue that it is market-based, Semler Brossy punted back to the Compensation Committee:

Given such limited precedent, it is critically important that the Compensation Committee and Board are comfortable that: (i) the design of the Management Equity Grant RSUs and MSVCP Performance Shares programs appropriately serves the stated objectives and unique needs of the organization, and (ii) that the performance requirements underlying the MSVCP Performance Shares include sufficiently rigorous hurdles to substantiate the associated dilution for shareholders.

[8]

For example, per the Management Compensation Framework deck shared with the board on December 15, 2021, at a 12.5% return, Mr. Levin would receive 28.6% of all performance fees, while the remainder of the team would receive 34% in total.

[9]

The ISS Report shared these exact concerns when stating that the Company “does not provide a clear rationale for the significant year-over-year increase to size of Levin’s guaranteed bonus or the participation ratio used to calculate Levin’s performance-based bonus, which raises particular concern given the company’s sustained share price underperformance. The lack of a disclosed cap on Levin’s bonus also raises concern, as such a cap is considered an important safeguard to avoid excessive payouts.” 2021 ISS Report at 23.

[10]

Semler Brossy noted that, when it selected comparators that “are significantly larger than the Company in terms of market capitalization,” it compared Mr. Levin’s ownership to other owners on “dollar-value basis,” rather than ownership percentage, and on this basis concluded such ownership “would be within the observed range of ownership for non-founders.” The Committee’s own consultant thus warned that the equity grants could be justified only by ignoring the difference in size between Sculptor and the purported comparators, and then disregarding the entirely outsized share of equity awarded to Mr. Levin.

[11]	Semler Brossy expressed caution around the suggestion that the dilution was justified by the size of Sculptor or its evolution:

“We also note that it is typical to see higher dilution for: (i) smaller organizations, and (ii) companies undergoing multi-year business transformations. In this context, the pro-forma amortized annual dilution appears reasonable (albeit at the higher-end of market practice).

That said, the “headline” dilutive impact of the Proposals of approximately 14.9% of shares outstanding (on a net-basis) is exceedingly rare among publicly-traded companies – even within the context of the underlying performance requirements attached to the MSVCP Performance Shares (which represent 11.6% of the net, new dilution). Our anecdotal experience would suggest that the Proposals’ “headline” dilutive impact would represent greater than 95th percentile equity overhang across general industry.” (emphasis added)

Despite these warnings, it appears that the Compensation Committee recommended these share awards without seriously considering either whether these awards would serve the going-forward needs of the Company or were rigorous enough to justify the substantial dilution to shareholders. Indeed, based on the Semler Brossy report and the materials circulated to directors, it does not appear that substantial work was done to model how firm performance will impact aggregate compensation versus shareholder returns on a projected basis.

Fourth, there does not appear to be any analysis of whether the contemplated changes to cash entitlements and equity grants, taken together, bear any resemblance to market norms. In other words, there does not appear to be a sensitivity analysis to show the Board what total compensation would be paid if Sculptor were to perform at levels consistent with a substantial increase in stock price. Nor does it appear that analysis was done to evaluate whether significant equity awards sufficiently incent long-term performance when accompanied by annual cash payments based upon readily satisfied metrics.

Fifth, there does not appear to have been any consideration of the series of compensation awards and contracts entered into by Mr. Levin over the last few years. For example, in 2019, the Company agreed to double Mr. Levin’s equity ownership. In 2020, the Board agreed to significantly increase his participation ratio in hedge fund assets. Semler Brossy does not appear to have considered whether this sort of doubling and re-doubling of compensation over a short period of time has any market precedent. The absence of any contractual provision in Mr. Levin’s agreement barring him from yet another renegotiation suggests that the Compensation Committee may continue to accede to Mr. Levin’s demands in the future, just as it has before.

Sixth, the Board once again awarded these substantial sums to Mr. Levin based on a perceived key-man risk that has still not been seriously addressed. The Board has never evaluated the pool of outside candidates or internal replacements, has never required the Company to set out a succession plan to promote and appoint senior executives to mitigate the key man risk, and did not enter into a long-term and reasonable employment agreement with Mr. Levin prior to his assumption of the CEO role that would have protected the Company from having to enter into such an extraordinary employment agreement.

I have previously raised many of the issues that I set forth in this letter on multiple occasions, including by providing these concerns in writing to the independent directors and by raising them again at the Board meeting on December 17, 2021. One member of the Board chastised me for raising them and for reducing them to writing, and the Board refused to agree that my written concerns would be incorporated into the minutes. Such behavior is wholly inconsistent with the duties of each Board member to all of Sculptor’s shareholders. I cannot continue to serve on a board that actively hampers my ability to carry out those duties.

For all of these reasons, I must now resign from the Board of Directors, pursuant to Section 6 of the By-Laws, effective immediately.

Sincerely,

/s/ J. Morgan Rutman
J. Morgan Rutman

cc:	Gerson Zweifach, Williams & Connolly LLP

Joseph Terry, Williams & Connolly LLP